UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 8, 2015, Husky Energy Inc. issued a press release announcing capital expenditure, production and other guidance for 2016. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-191849) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

Date: December 8, 2015	By:	/s/ James D. Girgulis
James D. Girgulis
Senior Vice President, General Counsel & Secretary

Exhibit A

Husky Energy Lowers Break Even to Sub-$40 US WTI, Announces 2016 Guidance

Calgary, Alberta (December 8, 2015) – Husky Energy continues to build on its resilience with a focus on growing profitably and further lowering its cost structure.

“Five years ago, Husky set out its balanced growth strategy, which included a deliberate decision to remain diverse, physically integrated and transition into a low sustaining capital business,” said CEO Asim Ghosh.

“We continue to reap the benefits of the changes we have implemented. We have substantially lowered the Company’s earnings break-even point for USD WTI oil from the mid-$50s last year to the low $40s today and the sub-$40s by the end of 2016. At the same time, we have reduced our sustaining and maintenance average costs by 15 to 20 percent, which means we can now do more with even less.

“Looking to the future, our rich and diverse portfolio offers many opportunities for profitable growth, assuming current market conditions, and continued lowering of our earnings break-even price.”

SOUND CAPITAL MANAGEMENT

To further strengthen the resiliency of the Company for the long term, several parameters have been established for the business plan:

•	A price planning assumption of $40 US per barrel WTI oil and $3 Cdn per thousand cubic feet (mcf) AECO gas over the next two years
•	Capital expenditures to remain in balance with cash flow from operations (cash flow neutral at price planning assumptions)
•	Investing in projects with a minimum hurdle rate of 10 percent (after tax) internal rate of return at the price planning assumption
•	Earnings break-even point for future investments of $30 US per barrel WTI or less
•	Interim dividend measure to provide for capital flexibility. The Board will continue to review the dividend on a quarterly basis with the objective of returning cash to shareholders
•	Maintaining a strong investment-grade credit rating with no new net debt over near term
•	Debt-to-cash flow to be below 1.5 times

Sustainable Cost Structure Reductions/Improving Resiliency

As a result of the transition to a low sustaining capital cost base, sustaining and maintenance costs in 2016 are expected to be in the range of $2.4-2.6 billion, a 15 to 20 percent reduction compared to an historical average of $3 billion. This represents the required investment to keep production stable, maintain facilities and meet regulatory requirements.

Additional benefits are being realized from ongoing cost savings initiatives, with SG&A reduced by about 30 percent year to date and continued progress in lowering operating costs.

Efficiencies are being achieved in specific areas of the business as well. In heavy oil thermals, a highly modularized, copy-and-paste approach to engineering and construction is being employed. At the Sunrise Energy Project, more efficient design and construction is expected to result in significant future capital expenditure savings for new sustaining pads.

The transition of the Western Canada portfolio is being accelerated through a planned disposition of select legacy assets (up to about 50,000 barrels of oil equivalent per day). This initiative provides for investment in focused, more material plays and is anticipated to improve cash efficiencies by approximately $3.5 billion over 10 years. A sale of royalty assets, representing about 2,000 boe/day, is being assessed.

To further unlock value, Husky is assessing the potential partial sale of select midstream assets in the Lloydminster region. The proceeds would serve to strengthen the balance sheet, enabling the Company to meet its internal debt objectives sooner than originally planned.

While in the preliminary stages of evaluation, a transaction would not include any Downstream assets such as the Lloydminster Upgrader and the refineries. Husky intends to retain operatorship of the midstream assets in order to maintain the tight integration between Upstream production and Downstream facilities.

Capital Expenditure Program

The 2016 capital expenditure program is in the range of $2.9-3.1 billion, and provides for the continued advancement of profitable near-term growth projects. At price planning assumptions, capex will remain in balance with cash flow from operations.

Capital Expenditure Guidance(1)

Upstream ($millions)
Western Canada	400
Heavy Oil	700 – 800
Oil Sands	100
Atlantic Region	400 – 500
Asia Pacific	400
Upstream Total	2,000 – 2,200
Downstream(2)	800
Corporate	100
Total	2,900 – 3,100

(1)	All amounts exclude capitalized interest and administration. Capital expenditures do not reflect potential asset dispositions in Western Canada or royalty land sales.
(2)	Includes planned turnarounds.

Investment Priorities

Husky will invest in a broad portfolio of near term projects in 2016 that are expected to further the transition to a low sustaining capital base and deliver profitable production with 10 percent-plus returns (after tax) at current price planning assumptions, including:

Area	Project
Heavy Oil Thermal Projects	Edam East Edam West Vawn Rush Lake 2
Western Canada Resource Plays	Ansell Wilrich Kakwa Wilrich
Downstream	Lima Refinery Crude Oil Flexibility Project Saskatchewan Gathering System
Asia Pacific Region	Liuhua 29-1 (South China Sea) BD, MDA-MBH, MDK (Madura Strait)
Atlantic Region	North Amethyst Hibernia formation well Development wells

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Other Near Term Opportunities
Heavy Oil Thermal Projects	Three potential 10,000 bbls/day Lloyd thermal projects
Atlantic Region	West White Rose

GROWING A PROFITABLE PRODUCTION BASE

Husky remains on track to achieve its guidance for 2015. Production is expected to average about 346,000 boe/day, while capital expenditures are forecast to be approximately $3.0 billion.

Production in 2016 is anticipated to average in the range of 330,000-360,000 boe/day. The forecast reflects the improvement in the quality of production and the ongoing transition to lower sustaining capital projects, which will comprise more than 40 percent of Husky’s overall production by the second half of 2016.

Guidance takes into account natural production declines, reduced investment in Western Canada assets slated for disposition, and planned turnarounds. It includes the completion of cost recovery production in May 2015 at the Liwan Gas Project.

The forecast reflects additional volumes from three new heavy oil thermal developments and the Tucker Thermal Project, and the ongoing steady ramp up of the Sunrise Energy Project.

A significant portion of the business is not directly affected by commodity price volatility, including the Asia Pacific Region, which is delivering solid value through fixed price contracts, and the margin-based Downstream business.

Production Guidance(1)
Light / Medium Oil and NGLs (mbbls/day)	90 – 95
Heavy Oil and Bitumen (mbbls/day)	145 – 160
Natural Gas Asia Pacific (mmcf/day)	140 – 150
(mboe/day)	23 – 25
Subtotal – Crude Oil, NGLs and Asia Pacific Gas	258 – 280
Natural Gas Canada (mmcf/day)	430 – 480
(mboe/day)	72 – 80
Total Production (mboe/day)	330 – 360

(1)	Does not include potential asset dispositions in Western Canada.

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MAINTENANCE AND TURNAROUNDS

Upstream

•	The Ram River plant in Western Canada is scheduled for a three-week turnaround in mid-year, with an anticipated impact of about 2,200 boe/day averaged over the second quarter.
•	A 28-day turnaround is planned in the second quarter at the partner-operated Terra Nova, with an anticipated net impact of about 1,300 boe/day averaged over the quarter.
•	A planned 14-day shutdown is scheduled at the Liwan Gas Project in mid-year for the installation and tie-in of a second deepwater pipeline, with expected net impacts of approximately 4,600 boe/day averaged over the second quarter.
•	A 20-day turnaround is planned on the SeaRose FPSO (floating production, storage and offloading) vessel in the third quarter, with net impacts expected to be approximately 8,000 boe/day averaged over the quarter.

Downstream

•	A large six to eight-week turnaround is planned at the Lima Refinery starting early in the second quarter.
•	A nine to eleven-week turnaround has been scheduled at the Toledo Refinery starting in the second quarter.
•	The Prince George Refinery has scheduled a 35-day turnaround in the second quarter.

CONFERENCE CALL/INVESTOR PRESENTATION

A conference call will be held on Tuesday, December 8 at 9 a.m. Mountain Time (11 a.m. Eastern Time) to discuss the Company’s 2016 production and capital expenditure guidance. CEO Asim Ghosh, COO Rob Peabody, CFO Jon McKenzie and Downstream Senior VP Bob Baird will participate in the call.

An investor presentation to accompany the Guidance release has been posted on the Company’s website at www.huskyenergy.com

To listen live: Canada and U.S. Toll Free: 1-800-319-4610 Outside Canada and U.S.: 1-604-638-5340

To listen to a recording (after 12 p.m. Dec. 8)

Canada and U.S. Toll Free: 1-800-319-6413

Outside Canada and U.S.: 1-604-638-9010

Passcode: 2658 followed by # sign

Duration: Available until January 11, 2016

Audio webcast: Available for 90 days at www.huskyenergy.com under Investor Relations

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its shares are publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.C, HSE.PR.E. and HSE.PR.G. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

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FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; the Company’s anticipated earnings break-even point for USD WTI by the end of 2016; the Company continuing to review the dividend on a quarterly basis with the intention of returning cash to shareholders; the Company’s estimated sustaining and maintenance costs for 2016; the Company’s potential sale of select midstream assets and the anticipated benefits thereof; planned investment in, and estimated return from, the Company’s near term projects; the Company’s 2015 capital expenditure and production forecasts; the Company’s 2016 capital expenditure guidance, including guidance for specified areas and product types; based on price planning assumptions, the expectation that capex will remain in balance with cash flow from operations; anticipated timing and proportion of the Company’s overall production from low sustaining capital projects; the Company’s 2016 production guidance, including guidance for specified areas and product types; 2016 maintenance and turnaround plans at the Company’s Upstream and Downstream projects; and anticipated impacts of planned turnarounds on production volumes in 2016;

•	with respect to the Company’s Oil Sands properties: expected future capital expenditure savings for new sustaining well pads at the Company’s Sunrise Energy Project;

•	with respect to the Company’s Heavy Oil properties: forecast net peak daily production from the Company’s three potential heavy oil near term thermal projects; and

•	with respect to the Company’s Western Canadian oil and gas resource plays: the Company’s plan to pursue a disposition of select legacy assets and the anticipated benefits thereof; and the Company’s potential sale of royalty assets.

There are numerous uncertainties inherent in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2014 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

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Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Non-GAAP Measures

This news release contains certain terms which do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measurements are used to enhance the Company’s reported financial performance or position. With the exception of cash flow from operations, there are no comparable measures to these non-GAAP measures in accordance with IFRS. These non-GAAP measures are considered to be useful as complementary measures in assessing Husky’s financial performance, efficiency and liquidity. These terms include:

•	Cash Flow from Operations, which should not be considered an alternative to, or more meaningful than “cash flow – operating activities” as determined in accordance with IFRS, as an indicator of financial performance. Cash flow from operations is presented in the Company’s financial reports to assist management and investors in analyzing operating performance by business in the stated period. Husky’s determination of cash flow from operations may not be comparable to that reported by other companies. Cash flow from operations equals net earnings plus items not affecting cash which include accretion, depletion, depreciation, amortization and impairment, inventory write-downs to net realizable value, exploration and evaluation expense, deferred income taxes, foreign exchange, stock-based compensation, gain or loss on sale of assets and other non-cash items.

•	Debt to Cash Flow equals long-term debt, long-term debt due within one year and short-term debt divided by cash flow from operations.

Disclosure of Oil and Gas Information

The Company uses the terms barrels of oil equivalent (“boe”), which is consistent with other oil and gas producer’s disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other producers but does not represent value equivalency at the wellhead.

All currency is expressed in Canadian dollars unless otherwise directed.

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